                   SECURITIES AND EXCHANGE COMMISSION
                          WASHINGTON, D.C. 20549
                               FORM 11-K

[X] ANNUAL REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT
    OF 1934

                For the Fiscal Year Ended December 31, 1996

                                   OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934


                  For the transition period from ----to----

                       COMMISSION FILE NUMBER 1-11846


                              APTARGROUP, INC.
                      Profit Sharing and Savings Plan
                      --------------------------------
                          (Full title of the Plan)



                              APTARGROUP, INC.
                        ---------------------------
        (Name of issuer of certain securities held pursuant to the Plan)


                    475 WEST TERRA COTTA AVENUE, SUITE E
                            CRYSTAL LAKE, IL 60014
                    ------------------------------------
         (Address of Issuer's Principal Executive Office and Plan)

                              APTARGROUP, INC.
                      PROFIT SHARING AND SAVINGS PLAN

                 INDEX TO FINANCIAL STATEMENTS AND SCHEDULES
                 --------------------------------------------


Title                                                           PAGE
-----                                                           ----

Report of independent accountants                                 3

Financial statements:

      Statements of Financial Position, With
      Fund Information, at December 31, 1996 and 1995           4-7

      Statements of Income and Changes in
      Plan Equity, With Fund Information,
      for the years ended December 31, 1996 and 1995           8-15

      Notes to financial statements                           16-22

Supplemental schedules:

      Assets held for investment purposes at
          December 31, 1996 (Schedule I)                      23-24

      Reportable transactions for year ended
      December 31, 1996 (Schedule II)                         25-27


Consent of Independent Accountants                          Exhibit A


Note: Supplementary schedules not included have been omitted because they are not applicable.

PAGE    3
                    REPORT OF INDEPENDENT ACCOUNTANTS
                    ---------------------------------
To the Participants and the
Administrative Committee of the
AptarGroup, Inc.
Profit Sharing and Savings Plan

In our opinion, the accompanying statements of financial position, and the related statements of income and changes in plan equity present fairly, in all material respects, the financial position of the AptarGroup, Inc. Profit Sharing and Savings Plan at December 31, 1996 and 1995, and the results of its operations and changes in its plan equity for the years ended December 31, 1996 and 1995, in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Plan's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The additional information included in Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements but is additional information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The Fund Information in the Statements of Financial Position and the Statements of Income and Changes in Plan Equity is presented for purposes of additional analysis rather than to present the financial position and statement of income and changes in plan equity of each fund. Schedules I and II and the Fund Information have been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ Price Waterhouse LLP
Chicago, Illinois
June 12, 1997

                             APTARGROUP, INC.
                     PROFIT SHARING AND SAVINGS PLAN
                     -------------------------------

                     STATEMENTS OF FINANCIAL POSITION,
                          WITH FUND INFORMATION,
                      AT DECEMBER 31, 1996 AND 1995
                      -----------------------------

                           Money Market                    Magellan
                               Fund                          Fund
                        ------------------           -------------------
ASSETS:                 1996          1995           1996           1995
                        ----          ----           ----           ----

Investments, at
 market value        $5,451,545    $5,002,524     $11,727,436  $11,817,471


Participant loans       846,506       781,868          --           --
                      ---------     ---------      ----------   ----------
                     $6,298,051    $5,784,392     $11,727,436  $11,817,471
                      =========     =========      ==========   ==========
PLAN EQUITY:

Participant's
 equity              $6,298,051    $5,784,392     $11,727,436  $11,817,471
                      =========     =========      ==========   ==========


         The accompanying notes are an integral part of this statement.

                             APTARGROUP, INC.
                      PROFIT SHARING AND SAVINGS PLAN
                      -------------------------------

                      STATEMENTS OF FINANCIAL POSITION,
                      WITH FUND INFORMATION (CONTINUED),
                        AT DECEMBER 31, 1996 AND 1995
                      --------------------------------


                                AptarGroup                 Growth and
                                Stock Fund                Income Fund
                           ---------------------     --------------------

ASSETS:                    1996          1995         1996        1995
                           ----          ----         ----        ----

Investments, at
 market value           $3,191,712    $2,670,922   $5,535,499  $3,211,670

Participant loans            --             --          --          --
                         ---------     ---------    ---------   ---------
                        $3,191,712    $2,670,922   $5,535,499  $3,211,670
                         =========     =========    =========   =========

PLAN EQUITY:

Participants'
equity                  $3,191,712    $2,670,922   $5,535,499  $3,211,670
                         =========     =========    =========   =========



       The accompanying notes are an integral part of this statement.

                            APTARGROUP, INC.
                     PROFIT SHARING AND SAVINGS PLAN
                     -------------------------------

                     STATEMENTS OF FINANCIAL POSITION,
                     WITH FUND INFORMATION (CONTINUED),
                      AT DECEMBER 31, 1996 AND 1995
                      -----------------------------


                              Managed                   Overseas
                            Income Fund                   Fund
                        ---------------------      ------------------
ASSETS:                   1996          1995       1996         1995
                          ----          ----       ----         ----

Investments, at
 market value           $843,225      $806,088   $384,416     $   --


Participant loans          --             --        --            --
                         -------       -------    -------      -------
                        $843,225      $806,088   $384,416     $   --
                         =======       =======    =======      =======

PLAN EQUITY:

Participants'
 equity                 $843,225      $806,088   $384,416     $   --
                         =======       =======    =======      =======



      The accompanying notes are an integral part of this statement.

                            APTARGROUP, INC.
                    PROFIT SHARING AND SAVINGS PLAN
                    -------------------------------

                    STATEMENTS OF FINANCIAL POSITION
                    WITH FUND INFORMATION (CONTINUED),
                     AT DECEMBER 31, 1996 AND 1995
                     -----------------------------

                           Fidelity
                         Asset Manager                   TOTAL
                     ---------------------       ---------------------
                      1996         1995            1996         1995
                     -------     -------         -------       -------
ASSETS:

Investments, at
 market value       $ 55,450     $   --        $27,189,283    $23,508,675

Participant loans        --          --            846,506        781,868
                     -------      -------       ----------     ----------
                    $ 55,450     $   --        $28,035,789    $24,290,543
                     =======      =======       ==========     ==========


PLAN EQUITY:

Participants'
 equity             $ 55,450     $   --        $28,035,789    $24,290,543
                     =======      =======      ===========    ===========

PAGE    8
                             APTARGROUP, INC.
                     PROFIT SHARING AND SAVINGS PLAN
                     -------------------------------

               STATEMENTS OF INCOME AND CHANGES IN PLAN EQUITY,
                           WITH FUND INFORMATION,
               FOR THE YEARS ENDED DECEMBER 31, 1996 AND 1995
               ----------------------------------------------

                          Money Market                  Magellan
                              Fund                        Fund
                        ------------------         -----------------

                        1996          1995         1996         1995
                        ----          ----         ----         ----

Contributions:
 From
  Participating
   employees         $ 505,506     $ 465,063   $  842,060   $ 790,393
  Employer             185,665       210,995      306,813     297,877

Income from
investments:
 Dividends and
  interest             288,859       290,658    1,822,898     692,129
 Appreciation/
  (depreciation)
  in market value
  of investments          --           --        (526,284)  2,355,099
Benefits paid to
 participants         (277,649)     (310,374)    (727,197)   (108,469)
Administrative
 expenses               (3,196)       (1,216)        (633)       (209)
Transfers between
 funds, net           (185,526)      (15,810)  (1,807,692)   (300,385)
                      --------     ---------    ---------    --------

                              APTARGROUP, INC.
                       PROFIT SHARING AND SAVINGS PLAN
                       -------------------------------

                 STATEMENTS OF INCOME AND CHANGES IN PLAN EQUITY,
                       WITH FUND INFORMATION (CONTINUED),
                 FOR THE YEARS ENDED DECEMBER 31, 1996 AND 1995
                 ----------------------------------------------

                       Money Market                 Magellan
                           Fund                       Fund
                    ------------------         ----------------------
                      1996       1995            1996          1995
                     -----      -----            -----         -----
Net increase/
 (decrease) in
 participants'
 equity for the
 period          $  513,659  $  639,316      $   (90,035)  $ 3,726,435

Participants'
 equity,
 beginning of
 the period       5,784,392   5,145,076       11,817,471     8,091,036
                  ---------   ---------       ----------    ----------

Participants'
 equity, end
 of the
 period          $6,298,051  $5,784,392      $11,727,436   $11,817,471
                  =========   =========       ==========    ==========


       The accompanying notes are an integral part of this statement.

PAGE    10
                            APTARGROUP, INC.
                    PROFIT SHARING AND SAVINGS PLAN
                    -------------------------------

            STATEMENTS OF INCOME AND CHANGES IN PLAN EQUITY,
                    WITH FUND INFORMATION (CONTINUED),
            FOR THE YEARS ENDED DECEMBER 31, 1996 AND 1995
            -----------------------------------------------

                            AptarGroup                Growth and
                            Stock Fund                Income Fund
                       --------------------       -------------------

                         1996        1995           1996        1995
                        ------      ------         ------      ------
Contributions:
 From
  Participating
   employees          $ 290,730    $204,698      $419,972    $274,629
  Employer              103,954      73,261       138,231      98,023
Income from
investments:
 Dividends and
  interest               32,375      22,490       257,161     163,141
 Appreciation/
  (depreciation)
  in market value
  of investments       (161,983)    577,773       553,537     626,673

Benefits paid to
 participants          (123,299)     (3,205)     (394,385)    (10,209)

Administrative
 expenses                  --          --            (484)        (90)

Transfers between
 funds, net             379,013     247,009     1,349,797     147,925
                       --------    --------     ---------    --------

                            APTARGROUP, INC.
                    PROFIT SHARING AND SAVINGS PLAN
                   --------------------------------

             STATEMENTS OF INCOME AND CHANGES IN PLAN EQUITY,
                    WITH FUND INFORMATION (CONTINUED),
             FOR THE YEARS ENDED DECEMBER 31, 1996 AND 1995
             -----------------------------------------------

                           AptarGroup               Growth and
                           Stock Fund               Income Fund
                       -------------------       -----------------
                         1996        1995         1996        1995
                        ------      ------       ------      ------

Net increase/
 (decrease) in
 participants'
 equity for the
 period             $   520,790 $ 1,122,026   $2,323,829  $1,300,092

Participants'
 equity,
 beginning of
 the period           2,670,922   1,548,896    3,211,670   1,911,578
                      ---------   ---------    ---------   ---------
Participants'
 equity, end of
 the period         $ 3,191,712 $ 2,670,922   $5,535,499  $3,211,670
                      =========   =========    =========   =========


      The accompanying notes are an integral part of this statement.

PAGE     12
                            APTARGROUP, INC
                     PROFIT SHARING AND SAVINGS PLAN
                     -------------------------------

              STATEMENTS OF INCOME AND CHANGES IN PLAN EQUITY,
                     WITH FUND INFORMATION (CONTINUED),
              FOR THE YEARS ENDED DECEMBER 31, 1996 AND 1995
              ----------------------------------------------

                             Managed                       Overseas
                           Income Fund                      Fund
                       --------------------         --------------------

                        1996           1995           1996          1995
                       ------         ------         ------        ------

Contributions:
 From
  Participating
   employees         $ 116,348      $ 104,232      $  30,782    $      --
  Employer              40,086         38,791         11,575           --

Income from
investments:
 Dividends and
  interest              52,111         46,133         23,557           --
 Appreciation/
  (depreciation)
  in market value
  of investments           --             --             928           --

Benefits paid to
 participants          (75,713)        (3,492)           (21)          --

Administrative
 expenses                 (170)           (76)            --           --

Transfers between
 funds, net            (95,525)       (78,739)       317,595           --
                      --------         ------        -------      -------

                             APTARGROUP, INC.
                     PROFIT SHARING AND SAVINGS PLAN
                     --------------------------------

               STATEMENTS OF INCOME AND CHANGES IN PLAN EQUITY,
                     WITH FUND INFORMATION (CONTINUED),
               FOR THE YEARS ENDED DECEMBER 31, 1996 AND 1995
               -----------------------------------------------

                            Managed                       Overseas
                          Income Fund                       Fund
                      --------------------           ------------------

                        1996          1995            1996         1995
                       ------        ------          ------       ------

Net increase/
(decrease) in
 participants'
 equity for the
 period             $    37,137   $   106,849      $ 384,416     $     --

Participants'
 equity,
 beginning of
 the period             806,088       699,239            --            --
                     -----------   ----------       --------      --------
Participants'
 equity, and
 of the period      $   843,225   $   806,088      $ 384,416     $     --
                     ==========    ==========       ========      ========


     The accompanying notes are an integral part of this statement.

PAGE     14
                             APTARGROUP, INC.
                      PROFIT SHARING AND SAVINGS PLAN
                      -------------------------------

               STATEMENTS OF INCOME AND CHANGES IN PLAN EQUITY,
                      WITH FUND INFORMATION (CONTINUED),
               FOR THE YEARS ENDED DECEMBER 31, 1996 AND 1995
               ----------------------------------------------

                               Asset
                              Manager                    Total
                      -----------------------   -----------------------
                       1996          1995         1996            1995
                      -----         -----        -----           -----
Contributions:
 From
  Participating
   employees          $  8,209     $    --    $ 2,213,607    $ 1,839,015
  Employer               2,408          --        788,732        718,947

Income from
investments:
 Dividends and
  interest               3,478          --      2,480,439      1,214,551
 Appreciation/
  (depreciation)
  in market value
  of investments          (940)         --       (134,742)     3,559,545

Benefits paid to
  participants             (43)         --     (1,598,307)      (435,749)

Administrative
 expenses                  --           --         (4,483)        (1,591)

Transfers between
 funds, net             42,338          --            --             --
                      --------      --------   ----------     ----------

PAGE     15
                             APTARGROUP, INC.
                      PROFIT SHARING AND SAVINGS PLAN
                      -------------------------------

               STATEMENTS OF INCOME AND CHANGES IN PLAN EQUITY,
                      WITH FUND INFORMATION (CONTINUED),
               FOR THE YEARS ENDED DECEMBER 31, 1996 AND 1995
               ----------------------------------------------

                               Asset
                              Manager                    Total
                      -----------------------   -----------------------
                       1996          1995         1996            1995
                      -----         -----        -----           -----
Net increase/
(decrease) in
 participants'
 equity for
 the period         $ 55,450      $     --    $ 3,745,246     $ 6,894,718
Participants'
 equity,
 beginning
 of the period           --             --     24,290,543      17,395,825
                     -------       --------    ----------      ----------
Participants'
 equity, end of
 the period         $ 55,450      $     --    $28,035,789     $24,290,543
                     =======        =======    ==========      ==========

     The accompanying notes are an integral part of this statement.

PAGE     16
                             APTARGROUP, INC.
                       PROFIT SHARING AND SAVINGS PLAN
                       -------------------------------
                        NOTES TO FINANCIAL STATEMENTS
                         DECEMBER 31, 1996 AND 1995
                       --------------------------------

NOTE 1 - DESCRIPTION OF THE PLAN
---------------------------------

The AptarGroup, Inc. Profit Sharing and Savings Plan (the "Plan"), established on April 22, 1993, covers eligible full-time employees of AptarGroup, Inc. and certain of its subsidiaries (the "Company" or the "Employer"). The Plan is administered by a committee appointed by the Company.

An employee becomes eligible to participate at the beginning of each quarter after the completion of six months of service. Participation is elective and is exercised by means of authorizing contributions of salary to the Plan of not less than 1 percent and not more than 16 percent of earnings (subject to Internal Revenue Code limitations). Participants' earnings are generally defined as total compensation for services rendered to the Employer. Participants may elect to suspend their contributions at any time. Eligible employees will not share in any Employer contributions for any period in which they voluntarily suspend their contributions or do not participate in the Plan. Active participation can be elected again on the next regular enrollment date.

The amount of Employer contributions is determined annually by the Employer. Such contributions are computed as a matching percentage of each participant's contribution within specified limits.

Investment funds available that participants may select include the Money Market Fund, Magellan Fund, Managed Income Fund, Growth and Income Fund, Overseas Fund, Asset Manager and the AptarGroup Stock Fund. A participant may elect to transfer certain portions of his or her account in the Plan from one fund to another up to twelve times per year subject to certain restrictions between the Money Market Fund and Managed Income Fund.

PAGE     17
                            APTARGROUP, INC.
                      PROFIT SHARING AND SAVINGS PLAN
                      -------------------------------
                   NOTES TO FINANCIAL STATEMENTS (CONT'D)
                        DECEMBER 31, 1996 AND 1995
                   ---------------------------------------

Fidelity Institutional Retirement Services Company is the trustee for the Money Market Fund, Magellan Fund, Growth and Income Fund, Managed Income Fund, Overseas Fund, and Asset Manager Fund. CTC Illinois Trustee Company is the trustee for the AptarGroup Stock Fund.

Each participant is fully vested in his or her contributions at all times. Vesting of the Employer contribution occurs at the rate of 20 percent per year on a cumulative basis for each year of service with a participating Employer. Forfeitures of nonvested amounts occur when a participant terminates employment for any reason other than retirement after age 65, death, or disability. Upon withdrawal from the Plan, the participant will receive the amount of his or her contributions plus the vested portion of his or her Employer contributions. Forfeited amounts are used to reduce contributions of the Employer.

Further information about the Plan and the vesting and benefit provisions is contained in the Summary Plan Description which is available from the Plan Administrator.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
---------------------------------------------------

Basis of accounting
-------------------

The financial statements of the Plan have been prepared on the accrual basis of accounting. Certain previously reported amounts have been reclassified to conform to the current period presentation.

Valuation of investments
------------------------

All investments are stated at current market prices in actively traded markets.

PAGE     18
                             APTARGROUP, INC.
                      PROFIT SHARING AND SAVINGS PLAN
                      -------------------------------
                    NOTES TO FINANCIAL STATEMENTS (CONT'D)
                         DECEMBER 31, 1996 AND 1995
                    --------------------------------------

Contributions
-------------

Employer and employee contributions are invested directly in appropriate funds based upon employee elections made at the date of enrollment or through authorized changes in elections.

Use of estimates
----------------

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of net assets and changes thereto. Actual amounts could differ from those estimates.

Security transactions and investment income
-------------------------------------------

Purchases and sales of securities, including related gains and losses, are recorded as of the trade date. Unsettled security investments represent transactions entered into prior to the end of the accounting period for which cash settlement is made in a subsequent period.

Interest income is recorded when earned. Dividend income is recorded on the ex-dividend date.

In accordance with the policy of stating investments at current value, net appreciation or depreciation is reflected in the Statement of Income and Changes in Plan Equity. This net appreciation consists of realized and unrealized gains and losses. Realized gains and losses are calculated as the difference between proceeds from a sales transaction and cost determined on an average basis. Unrealized gains and losses are calculated as the change in the fair value between the beginning of the year (or purchase date if later) and the end of the year. Realized gains (losses) for the years ended December 31, 1996 and 1995 were $(154,276) and $378,300, respectively.

PAGE     19
                             APTARGROUP, INC.
                      PROFIT SHARING AND SAVINGS PLAN
                      --------------------------------
                    NOTES TO FINANCIAL STATEMENTS (CONT'D)
                        DECEMBER 31, 1996 AND 1995
                    --------------------------------------
Benefit payments
----------------

The plan follows the method of accounting for benefit payment obligations to terminated employees based upon AICPA guidance for accounting and disclosure by employee benefit plans. Based on this accounting method, participant distributions payable at year-end are not presented as a liability in the Statement of Financial Position or as benefit payments in the Statement of Income and Changes in Plan Equity. This treatment results in a difference between benefit payments in the Plan's Form 5500 and the benefit payments in the financial statements. Benefit obligations payable at December 31, 1996 and 1995 were $1,445,868 and $1,364,531, respectively.

Trustee and administrative expenses
-----------------------------------

Expenses incurred in the administration of the Plan, except for loan service fees which are paid by the participants, are paid by the Company.

NOTE 3 - PARTY-IN-INTEREST TRANSACTIONS
---------------------------------------

Party-in-interest transactions consisted of loans made to participants and investments in the AptarGroup Stock Fund.

The Plan provides that a participant may, for specified reasons, borrow from the Plan an amount not to exceed 50 percent of the participant's vested account balance. Each participant loan is evidenced by a note and is considered an investment to that participants's account. Accordingly, principal and interest payments are credited to the respective participant's account. Each participant note carries an interest rate equal to the prime rate plus one percent (at December 31, 1996 interest rates on outstanding notes ranged from 7.0% to 11.0%) charged by the Trustee on the date of the loan, and repayment occurs through payroll withholding over a period not to exceed 60 months.

PAGE     20
                             APTARGROUP, INC.
                      PROFIT SHARING AND SAVINGS PLAN
                      -------------------------------
                    NOTES TO FINANCIAL STATEMENTS (CONT'D)
                          DECEMBER 31, 1996 AND 1995
                    --------------------------------------

Stock in the AptarGroup Stock Fund was acquired by the Trustee in 1996 and 1995 on behalf of investment elections by participants in the Plan.



NOTE 5 - AMENDMENT AND TERMINATION OF PLAN
------------------------------------------

The Plan may be amended at any time by the Company. However, no amendment may adversely affect the current rights of the participants in the Plan with respect to contributions made prior to the date of the amendment. Employer contributions may be discontinued and the Company may terminate its participation in the Plan at any time.

The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA) applicable to defined contribution plans. Since the Plan provides for an individual account for each participant and for benefits based solely on the amount contributed to the participant's account and any income, expenses, gains and losses attributed thereto, its benefits are not insured by the Pension Benefit Guaranty Corporation pursuant to Title IV of ERISA.

PAGE     21
                            APTARGROUP, INC.
                      PROFIT SHARING AND SAVINGS PLAN
                      --------------------------------
                    NOTES TO FINANCIAL STATEMENTS (CONT'D)
                         DECEMBER 31, 1996 AND 1995
                    -------------------------------------

NOTE 6 - INVESTMENTS:
---------------------

The cost and market value of investments at December 31, 1996 and 1995 are as follows:
                                                            Market
1996 Investments                         Cost               Value
----------------                         -----             -------
Money Market Fund-
 Fidelity Money Market Fund,
 5,451,545 shares                    $   5,451,545     $   5,451,545
Magellan Fund-
 Fidelity Magellan Fund Portfolio,
 145,411 shares                         10,555,922        11,727,436
AptarGroup Stock Fund-
 AptarGroup, Inc. Stock,
 90,545 shares                           2,483,054         3,191,712
Growth and Income Fund-
 Fidelity Growth and Income
 Portfolio #027-0254927262,
 180,133 shares                          4,444,659         5,535,499
Managed Income Fund-
 Fidelity Managed Income,
 843,225 shares                            843,225           843,225
Overseas Fund-
 Fidelity Overseas Fund
 12,465 shares                             383,723           384,416
Asset Manager Fund-
 Fidelity Asset Manager
 3,367 shares                               56,378            55,450
Participant Loans-
 Range of interest rates 7-11%             846,506           846,506
                                       -----------       -----------
                                       $25,065,012       $28,035,789
                                       ===========       ===========

PAGE     22
                             APTARGROUP, INC.
                      PROFIT SHARING AND SAVINGS PLAN
                      --------------------------------

                    NOTES TO FINANCIAL STATEMENTS (CONT'D)
                         DECEMBER 31, 1996 AND 1995
                    -------------------------------------

                                                                Market
1995 Investments                            Cost                Value
----------------                            -----               -------

Money Market Fund-
 Fidelity Money Market Fund,
 5,002,524 shares                       $  5,002,524        $   5,002,524
Magellan Fund-
 Fidelity Magellan Fund Portfolio,
 137,444 shares                            9,840,187           11,817,471
AptarGroup Stock Fund-
 AptarGroup, Inc. Stock,
 71,463 shares                             1,720,595            2,670,922
Growth and Income Fund-
 Fidelity Growth and Income Portfolio
 #027-0254927262,
 118,731 shares                            2,625,766            3,211,670
Managed Income Fund-
 Fidelity Managed Income,
 806,088 shares                              806,088              806,088
Participant Loans-
 Range of interest rates 7-11%               781,868              781,868
                                         -----------          -----------
                                         $20,777,028          $24,290,543
                                         ===========          ===========

PAGE     23                                                  SCHEDULE I

                            APTARGROUP, INC.
                    PROFIT SHARING AND SAVINGS PLAN
                    -------------------------------

                  ASSETS HELD FOR INVESTMENT PURPOSES
                          AT DECEMBER 31, 1996
                          --------------------


                                                       Number of
     Party Involved                Description           Shares
----------------------             ------------        ----------

Fidelity Money Market
Trust Retirement
Government Money Market
Portfolio                          Mutual Fund           5,451,545

Fidelity Magellan Fund
Portfolio                          Mutual Fund             145,411

AptarGroup, Inc. Stock             Common Stock             90,545

Fidelity Growth and
Income Portfolio
#027-0254927262                    Mutual Fund             180,133

Fidelity Managed Income
Fund                               Mutual Fund             843,225

Fidelity Overseas Fund             Mutual Fund              12,465

Fidelity Asset Manager             Mutual Fund               3,367

Participant Loans                     Loan                    --

PAGE     24                                                 SCHEDULE I
                            APTARGROUP, INC.
                 PROFIT SHARING AND SAVINGS PLAN (CONT'D)
                 ----------------------------------------

                    ASSETS HELD FOR INVESTMENT PURPOSES
                           AT DECEMBER 31, 1996
                           --------------------


      Party Involved                      Cost               Market Value
-------------------------                ------              -------------

Fidelity Money Market Trust
Retirement Government Money
Market Portfolio                      $ 5,451,545             $ 5,451,545

Fidelity Magellan Fund Portfolio       10,555,922              11,727,436

AptarGroup, Inc. Stock                  2,483,054               3,191,712

Fidelity Growth and Income
Portfolio #027-0254927262               4,444,659               5,535,499

Fidelity Managed Income Fund              843,225                 843,225

Fidelity Overseas Fund                    383,723                 384,416

Fidelity Asset Manager                     56,378                  55,450

Participant Loans                         846,506                 846,506
                                       ----------              ----------

Total Assets Held for Investment      $25,065,012             $28,035,789
                                       ==========              ==========

PAGE    25                                                   SCHEDULE II
                           APTARGROUP, INC.
                   PROFIT SHARING AND SAVINGS PLAN
                   --------------------------------

                         REPORTABLE TRANSACTIONS
                   For the Year Ended December 31, 1996
                   -------------------------------------

               AGGREGATED 5% SECURITY TRANSACTIONS BY ISSUE
               --------------------------------------------

                        Description      No. of     Purchase      Selling
  Party involved       of investment  transactions   price         price
--------------------   -------------  -------------  --------     ---------

Fidelity Magellan Fund  Mutual fund        123      $3,319,720 $     --
Fidelity Magellan Fund  Mutual fund         98           --      2,883,471
Fidelity Money
 Market Trust           Mutual fund         78       1,350,346      --
Fidelity Money
 Market Trust           Mutual fund         82           --        901,325
Fidelity Growth &
 Income                 Mutual fund        104       2,330,558      --
Fidelity Growth &
 Income                 Mutual fund         38           --        560,266
Managed Income
 Fund                   Mutual fund         53         585,147      --
Managed Income
 Fund                   Mutual fund         39          --         548,010
AptarGroup Stock
 Fund                  Common stock         63       1,069,580      --
AptarGroup Stock
 Fund                  Common stock         35          --         386,806
Fidelity Overseas
 Fund                   Mutual fund         34         386,739      --
Fidelity Overseas
 Fund                   Mutual fund          5          --           3,251
Fidelity Asset
 Manager                Mutual fund         22          56,471      --
Fidelity Asset
 Manager                Mutual fund          4          --              80

PAGE     26                                                 SCHEDULE II
                           APTARGROUP, INC.
                PROFIT SHARING AND SAVINGS PLAN (CONT'D)
                ----------------------------------------

                       REPORTABLE TRANSACTIONS
                For the Year Ended December 31, 1996
                -------------------------------------

              AGGREGATED 5% SECURITY TRANSACTIONS BY ISSUE
              --------------------------------------------

                                         Lease               Expense
   Party involved                        rental              incurred
----------------------                   -------             ---------

Fidelity Magellan Fund                      --                   --
Fidelity Magellan Fund                      --                   --
Fidelity Money
 Market Trust                               --                   --
Fidelity Money
 Market Trust                               --                   --
Fidelity Growth &
 Income                                     --                   --
Fidelity Growth &
 Income                                     --                   --
Managed Income
 Fund                                       --                   --
Managed Income
 Fund                                       --                   --
AptarGroup Stock
 Fund                                       --                   --
AptarGroup Stock
 Fund                                       --                   --
Fidelity Overseas
 Fund                                       --                   --
Fidelity Overseas
 Fund                                       --                   --
Fidelity Asset
 Manager                                    --                   --
Fidelity Asset
 Manager                                    --                   --

PAGE     27                                                 SCHEDULE II
                           APTARGROUP, INC.
                PROFIT SHARING AND SAVINGS PLAN (CONT'D)
                ----------------------------------------

                        REPORTABLE TRANSACTIONS
                  For the Year Ended December 31, 1996
                  -------------------------------------

              AGGREGATED 5% SECURITY TRANSACTIONS BY ISSUE
              --------------------------------------------
                                                Current            Net
                               Cost              value             gain
   Party involved            of asset        transaction date    or (loss)
----------------------      ----------       -----------------  -----------

Fidelity Magellan Fund    $     --             $ 3,319,720      $     --
Fidelity Magellan Fund       2,603,985           2,883,471         279,486
Fidelity Money
 Market Trust                   --               1,350,346            --
Fidelity Money
 Market Trust                  901,325             901,325            --
Fidelity Growth &
 Income                         --               2,330,558            --
Fidelity Growth &
 Income                        511,665             560,266          48,601
Managed Income
 Fund                           --                 585,147            --
Managed Income
 Fund                          548,010             548,010            --
AptarGroup Stock
 Fund                           --               1,069,580            --
AptarGroup Stock
 Fund                          307,120             386,806          79,686
Fidelity Overseas
 Fund                           --                 386,739             --
Fidelity Overseas
 Fund                            3,016               3,251             235
Fidelity Asset
 Manager                        --                  56,471             --
Fidelity Asset
 Manager                            92                  80             (12)

                               SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, AptarGroup, Inc., as plan administrator, has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.



                   AptarGroup, Inc.


                   By:     AptarGroup, Inc., as Plan Administrator


                   By:     /s/Lawrence Lowrimore
                           ----------------------
                           Lawrence Lowrimore
                           Vice President-Human Resources



June 25, 1997

PAGE     29
                                 EXHIBIT INDEX



Exhibit No.      Description                          Sequential Page No.
-----------      ------------                         --------------------

    A            Consent of Independent Accountants           30

PAGE     30                                                EXHIBIT A



                   CONSENT OF INDEPENDENT ACCOUNTANTS
                   -----------------------------------


We hereby consent to the incorporation by reference in the Registration Statement of Form S-8 (No. 33-80408) of AptarGroup, Inc of our report dated June 12, 1997 appearing on page 3 of this Form 11-K.




/S/ Price Waterhouse LLP
------------------------

Price Waterhouse LLP
Chicago, Illinois

June 25, 1997